Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, GA 31757
May 26, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Attention: Chris White
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flowers Foods, Inc.
Form 10-K for the fiscal year ended January 2, 2010
Filed March 3, 2010
File No. 1-16247
Dear Mr. White:
          On behalf of Flowers Foods, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated May 14, 2010 (the “Comment Letter”) concerning the Company’s Form 10-K for the fiscal year ended January 2, 2010 filed March 3, 2010. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the fiscal year ended January 2, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27
1.	We note your response to prior comment number 1 regarding the presentation of your gross margin measure within your MD&A discussion. Since your gross margin measure excludes depreciation and amortization related to your cost of sales, your measure is not a measure prepared in accordance with US GAAP. Therefore, please revise your disclosure in future filings to include all the disclosures required by Regulation S-K, Item 10(e) regarding your use of this non-GAAP measure.

Response: In future filings, the Company will no longer discuss in MD&A a gross margin measure defined as “sales less materials, supplies, labor and other production costs, excluding depreciation and amortization.” Instead, the Company will discuss in

MD&A changes in the income statement line item “materials, supplies, labor and other production costs, excluding depreciation and amortization.”
Consolidated Statements of Income, page F-3
2.	We note your response to prior comment number 3 regarding your classification of distributor discounts. Please revise your disclosure in future filings to disclose the amount of distributor discounts that you have recorded in selling, marketing and administrative expense for each period an income statement is provided in your consolidated financial statements.

Response: Our response to prior comment number 3 set forth the Company’s position that distributor discounts should be classified in selling, marketing and administrative expense rather than materials, supplies, labor and other production costs, because distributor discounts are a cost of distributing our products, not of producing them. We believe that the Company should not be required to specifically disclose the amount of distributor discounts because of competitive concerns relative to market pricing. However, we note that on page F-9, the Company separately discloses total shipping costs, including distributor discounts, which are classified in selling, marketing and administrative expense. We also note that all of the Company’s shipping costs are included in selling, marketing and administrative expense.
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               Please contact the undersigned at (229) 227-2393 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.
Sincerely,
/s/ A. Ryals McMullian
A. Ryals McMullian
Associate General Counsel

cc:	R. Steve Kinsey
Stephen R. Avera, Esq.
Sterling A. Spainhour, Esq.